As filed with the Securities and Exchange Commission on April 8, 2022

Securities Act Registration No. 333-261721

Investment Company Act Registration No. 811-08709

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 9	☒

Western Asset High Income Fund II Inc.

(Exact Name of Registrant as Specified in Charter)

620 Eighth Avenue, 47th Floor

New York, New York 10018

(Address of Principal Executive Offices)

(888) 777-0102

(Registrant’s Telephone Number, Including Area Code)

Jane Trust

Franklin Templeton

620 Eighth Avenue, 47th Floor

New York, New York 10018

(Name and Address of Agent for Service)

Copies to:

David W. Blass, Esq. Ryan P. Brizek, Esq. Simpson Thacher & Bartlett LLP 900 G Street NW Washington, DC 20001	George P. Hoyt, Esq. Legg Mason & Co., LLC 100 First Stamford Place Stamford, CT 06902

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box  ☐.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box  ☒.

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box  ☐.

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box  ☐.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c)

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed registration statement.

☐

This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is                .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is                .

☒

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-261721.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☒	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-261721 and 811-08709) of Western Asset High Income Fund II Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

Item 25. Financial Statements and Exhibits

(1)	Financial Statements for the fiscal years April 30, 2021, 2020, 2019, 2018, 2017, 2016, 2015, 2014, 2013, and 2012

	Part A	Financial Highlights

	Part B	Incorporated into Part B by reference to Registrant’s most recent Certified Shareholder Report on Form N-CSR, filed June 28, 2021 (File No. 811-0879):

Schedule of Investments as of April 30, 2021

Statement of Assets and Liabilities as of April 30, 2021

Statement of Operations for the Year Ended April 30, 2021

Statement of Changes in Net Assets for the Year Ended April 30, 2021

Notes to Financial Statements for the Year Ended April 30, 2021

Report of Independent Registered Public Accounting Firm for the Year Ended April 30, 2021

(2)	Exhibits

	(a)(1)	Amended and Restated Articles of Incorporation(1)

	(a)(2)	Articles of Amendment, dated September 20, 2006(2)

	(b)(1)	Third Amended and Restated Bylaws(3)

	(c)	Not Applicable

	(d)(1)	Articles V and VIII of Registrant’s Articles of Incorporation are incorporated herein by reference.

	(d)(2)	Form of Subscription Certificate*

	(d)(3)	Form of Notice of Guaranteed Delivery*

	(e)	Dividend Reinvestment Plan(5)

	(f)	Not Applicable

	(g)(1)	Investment Management Agreement between the Registrant and Legg Mason Partners Fund Advisor, LLC(5)

	(g)(2)	Subadvisory Agreement between Legg Mason Partners Fund Advisor, LLC and Western Asset Management Company, LLC(5)

	(g)(3)	Subadvisory Agreement between Western Asset Management Company, LLC and Western Asset Management Company Limited(5)

	(g)(4)	Subadvisory Agreement between Western Management Company, LLC and Western Asset Management Company Pte. Ltd.(5)

(h)	Not Applicable

(i)	Not Applicable

(j)(1)	Custodian Services Agreement with The Bank of New York Mellon, dated January 1, 2018(5)

(j)(2)	Amendment No. 9 to the Custodian Services Agreement, dated May 1, 2021, with The Bank of New York Mellon, dated January 1, 2018 (5)

(k)(1)	Transfer Agency and Services Agreement with Computershare Inc., dated March 14, 2016(5)

(k)(2)	Amendment No. 9 to the Transfer Agency and Services Agreement, dated March 19, 2021, with Computershare Inc., dated March 14, 2016 (5)

(k)(3)	Credit Agreement with Pershing LLC, dated December 15, 2010(5)

(k)(4)	Amendment No. 1 to the Credit Agreement with Pershing LLC, dated December 14, 2011(5)

(k)(5)	Amendment No. 2 to the Credit Agreement with Pershing LLC, dated September 1, 2016(5)

(k)(6)	Amendment No. 3 to the Credit Agreement with Pershing LLC, dated March 28, 2018(5)

(k)(7)	Amendment No. 4 to the Credit Agreement with Pershing LLC, dated June 26, 2019(5)

(k)(8)	Amendment No. 5 to the Credit Agreement with Pershing LLC, dated September 4, 2019(5)

(k)(9)	Amendment No. 6 to the Credit Agreement with Pershing LLC, dated August 3, 2020(5)

(k)(10)	Amendment No. 7 to the Credit Agreement with Pershing LLC, dated May 27, 2021(5)

(k)(11)	Assignment, Consent and Amendment Agreement between Agreement the Registrant, Pershing LLC and The Bank of New York Mellon, dated March 10, 2022(5)

(k)(12)	Consent and Amendment Agreement between Agreement the Registrant, Pershing LLC and The Bank of New York Mellon, dated March 10, 2022(5)

(k)(13)	Form of Subscription Agent Agreement between the Fund and Computershare Trust Company, N.A.*

(k)(14)	Form of Information Agent Agreement between the Fund and Georgeson Inc.*

(k)(15)	Form of Funds of Funds Investment Agreement*

(l)(1)	Opinion and Consent of Venable LLP(5)

(l)(2)	Opinion and Consent with respect to legality of Common Shares and Rights*

(m)	Not Applicable

(n)	Consent of Independent Registered Public Accounting Firm(6)

(o)	Not Applicable

(p)	Not Applicable.

(q)	Not Applicable

(r)(1)	Code of Ethics of the Fund and the Manager(5)

(r)(2)	Code of Ethics of Western Asset(5)

(s)	Filing Fee Table(5)

(t)	Power of Attorney(4)

(1)	Filed on May 21, 1998 with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-48351 and 811-08709) and incorporated by reference herein
(2)	Filed as Exhibit 99 to NSAR-B as filed with the Commission on June 29, 2007 and incorporated herein by reference
(3)	Filed on August 18, 2020 with Form 8-K and incorporated by reference herein.
(4)	Filed on December 17, 2021 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-261721 and 811-08709) and incorporated by reference herein.
(5)	Filed on March 18, 2022 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-261721 and 811-08709) and incorporated by reference herein.
(6)	Filed on March 21, 2022 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-261721 and 811-08709) and incorporated by reference herein.
*	Filed herewith

Item 26. Marketing Arrangements

Reference is made to the sales agreement for the Registrant’s common stock incorporated by reference herein or the form of underwriting agreement to be filed as an exhibit in a post-effective amendment to the Registrant’s Registration Statement and the section entitled “Plan of Distribution” contained in Registrant’s Prospectus incorporated by reference herein.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

SEC registration fees	$16,222.50
Financial Industry Regulatory Authority fees	26,250
Accounting fees and expenses	8,000
Legal fees and expenses	295,000
Printing and mailing fees	15,040
Miscellaneous	434,150

Total	$794,662.50

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29. Number of Holders of Securities

At February 28, 2022:

Title of Class	Number of Record Holders
Common Stock, par value $0.001 per share	14,882

Item 30. Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The Registrant’s Charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law. In addition, the Registrant has provisions in its Charter and the Bylaws that authorize the Registrant, to the maximum extent permitted by Maryland law, to indemnify any present or former Director or officer from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former Director or officer of the Registrant and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Pursuant to the Bylaws, absent a court determination that an officer or Director seeking indemnification was not liable on the merits or guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, the decision by the Registrant to indemnify such person will be based upon the reasonable determination of independent counsel or nonparty Independent Directors, after review of the facts, that such officer or Director is not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Adviser

The descriptions of the Manager, Western Asset, Western Asset Limited and Western Asset Singapore under the caption “Management of the Fund” in the Prospectus and Statement of Additional Information of this registration statement are incorporated by reference herein. Information as to the directors and officers of the Manager, Western Asset, Western Asset Limited and Western Asset Singapore, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the Manager, Western Asset, Western Asset Limited and Western Asset Singapore in the last two years, is included in their respective applications for registration as an investment adviser on Form ADV (File Nos. 801-66785, 801-08162, 801-21068 and 801-67298, respectively) filed under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.

Item 32. Location of Accounts and Records

The accounts and records of the Registrant are maintained at the office of the Registrant at 620 Eighth Avenue, New York, New York 10018.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

(a) to file, during a period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply to the extent the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(b) that, for the purpose of determining any liability under the Securities Act, each post-effective amendment to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser

4. Registrant undertakes that, for the purpose of determining any liability under the Securities Act:

(a) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1) shall be deemed to be a part of this registration statement as of the time it was declared effective; and

(b) each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 8th day of April, 2022.

WESTERN ASSET HIGH INCOME FUND II INC.

By:	/s/ Jane Trust
Chairman, Chief Executive Officer and President

Pursuant to the requirements of the 1933 Act, this Amendment to the Registration Statement has been signed by the following person in the capacity and on the date indicated.

Signature	Title	Date

/s/ Jane Trust	Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)	April 8, 2022
Jane Trust

/s/ Christopher Berarducci	Principal Financial Officer (Principal Financial and Accounting Officer)	April 8, 2022
Christopher Berarducci

/s/ Robert D. Agdern*	Director	April 8, 2022
Robert D. Agdern

/s/ Carol L. Colman*	Director	April 8, 2022
Carol L. Colman

/s/ Daniel P. Cronin*	Director	April 8, 2022
Daniel P. Cronin

/s/ Paolo M. Cucchi*	Director	April 8, 2022
Paolo M. Cucchi

/s/ William R. Hutchinson*	Director	April 8, 2022
William R. Hutchinson

/s/ Eileen A. Kamerick*	Director	April 8, 2022
Eileen A. Kamerick

/s/ Nisha Kumar*	Director	April 8, 2022
Nisha Kumar

*By:	/s/ Jane Trust
Jane Trust
As Agent or Attorney-in-fact

April 8, 2022

The original power of attorney authorizing Jane Trust to execute this Registration Statement, and any amendments thereto, for the Directors of the Registrant on whose behalf this Registration Statement are filed herewith as an exhibit to the Registrant’s Registration Statement on Form N-2.

EXHIBIT INDEX

(d)(2)	Form of Subscription Certificate

(d)(3)	Form of Notice of Guaranteed Delivery

(k)(13)	Form of Subscription Agent Agreement between the Fund and Computershare Trust Company, N.A.

(k)(14)	Form of Information Agent Agreement between the Fund and Georgeson Inc.

(k)(15)	Form of Funds of Funds Investment Agreement

(l)(2)	Opinion and Consent with respect to legality of Common Shares and Rights